FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


For the month of November, 2003


                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 AIRPORT ROAD
                      MISSISSAUGA, ONTARIO, CANADA L4V 1S7
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                   Form 20-F       X         Form 40-F
                            ----------------          ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                  No        X
                      ----------           -------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

         DOCUMENTS INCLUDED AS PART OF THIS REPORT

NO.        DOCUMENT

1. Press Release dated November 19, 2003 concerning Cedara Software Corp.'s receipt of loan repayments

2. Press Release dated November 24, 2003 concerning Cedara Software Corp.'s conclusion of an agreement with IBM China

3.         Q1 2004 Management Discussion and Analysis and Financial Results

                                                                 DOCUMENT 1

NEWS RELEASE

ATTENTION: BUSINESS/FINANCIAL EDITORS:



                  CEDARA SOFTWARE ANNOUNCES REPAYMENT OF LOANS

November 19, 2003
TORONTO, CANADA - CEDARA SOFTWARE CORP. (TSX:CDE/OTCBB:CDSWF) today announced it has received approximately $0.9 million in full and final settlement of loans outstanding by its former Chairman and Chief Executive Officer.

As reported in the Company's Management Information Circular dated October 7, 2003, these loans had been secured through pledge of common shares of the Company. A portion of these shares have now been sold and the loans outstanding have been paid in full. As a result, in the second quarter of the current fiscal year the Company will record a recovery of approximately $1.1 million against provisions for employee share purchase loans and severance costs.

ABOUT CEDARA SOFTWARE:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.


FOR FURTHER INFORMATION, PLEASE CONTACT:
Fraser Sinclair, Chief Financial Officer and Corporate Secretary
Cedara Software Corp., (905) 672-2100, fraser.sinclair@cedara.com

                                                                   DOCUMENT 2

                                 [LOGO OMITTED]


FOR IMMEDIATE RELEASE:

CONTACT:                                                       News Release
Michelle Pommells, Director Product Communications
Cedara Software Corp.
(905) 672-2100 ext. 2564
info@cedara.com

Cedara(R) Signs Agreement with IBM China

TORONTO, November 24, 2003 -- Cedara Software Corp. (TSX:CDE/OTCBB:CDSWF), a leading independent developer of medical software technologies for the global healthcare market, today announced that it has signed a memorandum of understanding (MOU) with IBM China. The agreement commits both companies to work together to explore and identify opportunities in the Chinese market.

"IBM values the Chinese market especially in the healthcare domain, and we are pleased to be working with Cedara in that market space. With Cedara's extensive experience and expertise in healthcare imaging and our hardware platform advantage, this complementary relationship can deliver a win-win solution to China's large healthcare market," said Mr. Liu, Huan Shi, General Manager, Public Sector of IBM China.

Under the terms of the agreement, IBM and Cedara will develop a channel strategy. Both companies will promote Cedara software and IBM hardware and integrate it with their business partners' solutions.

"Cedara is delighted that IBM has recognized our accomplishments in partnering with a number of Chinese companies over the last year and we are looking forward to identifying opportunities that will allow both of us to prosper and grow in the vast Chinese market," said Abe Schwartz, Cedara's President and CEO.

Cedara's product line is well suited to the Chinese market. Cedara's PACS product suite is designed to meet the image management needs of the entire healthcare enterprise. The suite includes an image archiving and distribution system (Cedara I-Store(TM)), diagnostic review workstation (Cedara I-Softview(TM)), web-based image distribution server (Cedara I-Reach(TM)), and hospital systEM interface products. This easy-to-integrate PACS is used to review, analyze, store and distribute medical images that allow system integrators to build robust, flexible, and scalable image storage management solutions.

Both IBM and Cedara intend to maximize opportunities with their partners. For example, both companies will participate in the B-Soft user group meeting this month in China. B-Soft is one of China's top Hospital Information Systems
(HIS) companies with a customer base of 700 hospitals.

For more information, visit the Cedara website at www.Cedara.com. Or contact:

Michelle Pommells, Cedara Software Corp.,
(905) 672-2100 ext. 2356.
Email: info@cedara.com.

For investor-related inquiries, contact:
Fraser Sinclair, Chief Financial Officer and Corporate Secretary
(905) 672-2100 ext. 2405
Email: fraser.sinclair@cedara.com


ABOUT IBM CHINA:


IBM's involvement in China dates back to 1934 and IBM opened its China office in 1992. Today, IBM China has 14 branch offices, two fully-owned subsidiaries and eight joint ventures. One of IBM's eight research centers is located in China, where more than 300 technical and research talents are developing the latest technology solutions such as pervasive computing and wireless solutions, and IBM's customer services center is the largest of its kind in China.


ABOUT CEDARA SOFTWARE:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

All trademarks appearing in this release are the property of Cedara Software
Corp.

                                                                   DOCUMENT 3

                              [GRAPHIC OMITTED]

                                  CEDARA(TM)
                             SOFTWARE WITH VISION




                      Management Discussion and Analysis


                                       &


                             Financial Statements



                        First Quarter Fiscal Year 2004

                                www.cedara.com

MANAGEMENT DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the Company's unaudited Consolidated Interim Financial Statements and the notes thereto for the three months ended September 30, 2003 and the Management Discussion and Analysis and audited Consolidated Financial Statements for the year ended June 30, 2003. All financial information is presented in Canadian dollars unless otherwise noted.


OVERVIEW OF THE COMPANY


The Company is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. The Company is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company develops and markets software for all major digital modalities and currently uses a business-to-business model to market its products and technology through Original Equipment Manufacturers ("OEMs") and Value Added Resellers ("VARs").


The Company generates revenue in three ways:

     o   by developing and licensing its software technology and products;

     o through development of custom software for healthcare equipment manufacturers; and

     o   through service and support provided to its customers.


Principal Products and Services

The Company believes it has the most diverse product and service offering of any independent provider of medical imaging software. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images, the sharing and archiving of images; sophisticated tools to analyze and manipulate images, and the use of imaging in surgery. The Company is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography ("CT"), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging ("MRI"), nuclear medicine, positron emission tomography ("PET"), and ultrasound. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System ("PACS") workstations have been licensed to date.

To accurately assess a patient's condition, it is often necessary to create a view into the human body. This was initially achieved with the familiar X-ray machine. Over the past 30 years, more refined views were made possible due to more advanced medical equipment such as CT scanners, MRIs, ultrasound imagers, digital X-ray and nuclear medicine imagers.

In a clinical environment, medical images are created, viewed, used to diagnose illnesses, stored, communicated and used in the treatment of diseases. Each modality uses differing technology to acquire images and has unique needs in viewing images, diagnosing illnesses with images, as well as in treating diseases with the aid of images. The Company has developed a number of advanced technologies, products and services that are utilized in all of these areas.


FIRST QUARTER FISCAL 2004 BUSINESS HIGHLIGHTS

Significant events and actions taken in the first quarter of fiscal 2004 include:

     o On September 2, 2003 the Company unveiled Cedara(R) I-Reach(TM) v3.0, its new breakthrough medical image viewer for healthcare professionals who want full PACS functionality over the Internet and enables hospitals and clinics to acquire, distribute and archive medical images and diagnostic reports across the Internet. Cedara(R) I-Reach(TM) v3.0 provides a major step forward for hospitals seeking a fully web-based PACS implementation.

     o On September 22, 2003, the Company announced that it signed an agreement with Philips Medical Systems ("Philips"), to supply certain of its medical imaging technologies and related support services for application by Philips in its magnetic resonance systems. The agreement is valued at a minimum of $4.2 million in the Company's current fiscal year. There is the potential for some follow-on business at Philips' option.

     o During the quarter, Analogic increased the letter of credit that fully guarantees the Company's bank line by $2.0 million, which increases the Company's available borrowing capacity under the current operating line to $14.0 million. Analogic also agreed to extend the term of the letter of credit to December 20, 2004. Subsequent to September 30, 2003, the bank renewed the current operating line of $14.0 million to October 31, 2004.

Significant events and actions subsequent to quarter end:

     o On October 14, 2003, the Company announced a distribution agreement with Shanghai Medical Equipment Works ("SMEW"), one of the largest medical equipment companies in China. This agreement allows Cedara to broaden distribution of its popular I-Acquire/DR(TM) acquisition console software, I-SoftView(TM) diagnostic review workstation, and I-Store(TM) image and distribution archive into SMEW's network of more than 5,000 hospitals.

     o On October 22, 2003, the Company announced the unveiling of Cedara(R) I-Acquire/FD(TM), its new film scanning console application. The new software allows hospitals and clinics to convert their vast libraries of film into digital format. By digitizing film, hospitals and clinics can eliminate the ongoing costs of maintaining these film libraries.


FORWARD-LOOKING STATEMENTS


Certain statements contained in the unaudited Consolidated Interim Financial Statements and Notes, and this Management Discussion and Analysis, constitute forward-looking statements. When used in these documents, the words, "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. In particular, statements relating to the Company's expectations concerning its licensed software products and relating to the sufficiency of capital to meet working capital and capital expenditure requirements are forward-looking statements. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

     o   Adverse consequences of financial leverage,
     o   Ability to service debt,
     o   Fluctuations in quarterly financial results,
     o   Exchange rate fluctuations,
     o   Continued acceptance of Cedara's products,
     o   Intense competition,
     o   Rapid technological change,
     o   Dependence on key customers,
     o   Dependence on key personnel,
     o   Dependence on intellectual property rights,
     o   Regulatory clearances and approvals for new products,
     o   Risks relating to product defects and product liability,
     o   Risks related to international operations,

and other risks detailed from time to time in other continuous disclosure filings of the Company. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

RESULTS OF OPERATIONS


For the three months ended September 30, 2003 ("Q1 fiscal 2004"), the Company recorded net income of $1.7 million or $0.07 per share ($0.06 per share on a diluted basis) compared to a net loss of $4.0 million or $0.17 per share in the three month period ended September 30, 2002 ("Q1 fiscal 2003"). The increase in net income was primarily a result of increases in revenue of $3.8 million and savings of $1.4 million in operating expenses in Q1 fiscal 2004, compared to the same period in the prior year.


RESULTS OF CONTINUING OPERATIONS


For the three months ended September 30, 2003, revenue was $10.1 million compared to $6.3 million in Q1 of fiscal 2003, an increase of 60%. The net income from operations for Q1 fiscal 2004 was $1.6 million or $0.07 per share compared to a net loss of $4.0 million or $0.17 per share in the same period in the prior year.


Revenue by Product Category


-------------------------------------------------------------------------------------------------------------------
                                                                                                Variance
                                                                             % of          Increase/(Decrease)
                                      2004      % of Total     2003          Total            $            %
-------------------------------------------------------------------------------------------------------------------
Software licenses                     6.2         61%          1.7          27%             4.5          264%
Engineering services                  3.0         30%          3.7          58%            (0.7)         (18%)
Services and other                    0.9          9%          0.9          15%             -              -
-------------------------------------------------------------------------------------------------------------------
Total                               $10.1        100%         $6.3         100%            $3.8           60%
-------------------------------------------------------------------------------------------------------------------


Revenue during the first quarter ("Q1") of fiscal 2004 was higher than revenue in the same period last year by $3.8 million or 60%. Revenues have increased due to the technology agreement signed with Philips and an increase in license sales during the quarter. License revenues in Q1 of fiscal 2003 were adversely affected by higher-than-normal channel inventory of licenses.

Engineering services revenue was $0.7 million lower in Q1 fiscal 2004 as compared to Q1 of fiscal 2003. Revenue from engineering services varies by the number of active contracts and the individual characteristics of each contract, including contract life cycle. In Q1 of fiscal 2004, nine active engineering services contracts generated revenue of $3.0 million, three of which were new contracts that were not active in the same period last year. In Q1 of fiscal 2003, 10 active contracts produced revenue of $3.7 million.

Services and other revenue remained unchanged at $0.9 million. Higher service and support revenue resulting from increased software licenses installed base was offset by lower hardware system sales.

Revenue by Geographic Region


-------------------------------------------------------------------------------------------------------------------
                                                                                                  Variance
                                                  % of                     % of             Increase/(Decrease)
                                      2004       Total         2003        Total               $             %
-------------------------------------------------------------------------------------------------------------------
Asia                                  2.6         26%          2.9          47%            (0.3)         (10%)
United States                         2.7         27%          2.3          36%             0.4           17%
Europe                                4.8         47%          1.1          17%             3.7          336%
-------------------------------------------------------------------------------------------------------------------
Total                               $10.1        100%         $6.3         100%            $3.8           60%
-------------------------------------------------------------------------------------------------------------------

Revenue from Europe increased, as a percent of total revenue, due primarily to the technology agreement signed with Philips. The increase in revenue from the United States represents increased license and service revenue and the decline in revenue from Asia was predominantly the result of lower revenue from licenses.

Gross Margin

As a result of the higher license revenue in Q1 fiscal 2004, the gross margin for the quarter was 77% of revenue compared with 54% in the same period last year. This increase is primarily attributable to higher license sales on which margins are considerably higher.

Operating Expenses

Total operating expenses for Q1 fiscal 2004 were lower by $1.4 million or 19% compared to the same period in the previous year. During fiscal 2003, the Company undertook significant cost reduction initiatives that resulted in severance charges, including $0.6 million of severance in Q1 of fiscal 2003.

Research and development costs were maintained at $2.3 million for the quarter and represents 23% of revenue in the quarter, as compared to 37% of revenue in the same period in the prior year.

Although sales and marketing costs declined only marginally in Q1 of fiscal 2004 compared to the same period in the previous year, the elimination of the sales and marketing management layer in mid fiscal 2003 allowed more resources to be utilized directly on sales and marketing efforts and less in management.

General and administrative costs declined 28% or $0.6 million, due mainly to the elimination of certain management positions in Q2 of fiscal 2003, the consolidation of operations into one facility and sublease of the Company's vacated premises. Cost control measures the Company implemented during fiscal 2003 have resulted in cost savings from outside suppliers, further reducing general and administrative costs in Q1 of fiscal 2004.

Other charges increased $0.3 million in Q1 of fiscal 2004 compared to the same period in the prior year as a result of an unfavorable swing of $0.4 million in realized and unrealized foreign exchange charges incurred in the current quarter. The foreign exchange losses in the quarter were partially offset by a decline in computer equipment lease costs of $0.1 million.

Intangible assets capitalized as part of the Company's acquisition of Dicomit were fully amortized by the end of Q4 of fiscal 2003, resulting in amortization of intangibles for Q1 of fiscal 2004 being $0.3 million less than in the same period in the previous year. Depreciation and amortization of capital assets declined $0.2 million, when compared to the same period in the previous year, due to certain capital assets becoming fully depreciated during the latter half of the previous fiscal year.

Interest expense remained unchanged at $0.3 million in Q1 of fiscal 2004 as compared to Q1 of fiscal 2003. Interest expense comprises mainly the interest charges associated with the Company's operating line and interest payable on the Company's convertible debentures.

RESULTS OF DISCONTINUED OPERATIONS

On June 29, 2001 the Board of Directors of the Company adopted a formal plan to dispose of its Surgical Navigation business segment, which included the disposal of its wholly-owned subsidiary Surgical Navigation Specialists Inc. ("SNS") and its subsidiaries. The liabilities of SNS have been settled and a final distribution to the creditors of SNS has been made by the court appointed receivers. As a result, the Surgical Navigation business segment is presented as discontinued operations in the consolidated financial statements.

During Q1 of fiscal 2004, the Company began providing services to the Carl Zeiss group of companies ("Zeiss") as partial settlement of the outstanding discontinued operations obligations. As a result, the Company recorded income of $53,000 from discontinued operations. The Company also paid the final three monthly payments to Zeiss under the cash portion of the obligation, leaving the remaining obligation to be paid through the rendering of services or the issuance of software licenses. Further details of the remaining obligation to Zeiss can be found in note 3 to the unaudited Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital position improved by $2.0 million from June 30, 2003 to September 30, 2003, primarily as a result of increased accounts receivable balances of $2.7 million. At the end of the first quarter of fiscal 2004, the Company had negative working capital of $9.9 million, which included bank indebtedness of $10.7 million.

During the quarter, Analogic increased the letter of credit that fully guarantees the Company's bank line by $2.0 million, which increases the Company's available borrowing capacity under the current operating line to $14.0 million. The letter of credit currently expires on December 20, 2004. Subsequent to September 30, 2003, the bank renewed the current operating line of $14.0 million to October 31, 2004. If, prior to October 31, 2004, the Company finds that it has significant excess borrowing capacity available under its operating line, it is anticipated that the parties will reduce the available bank line to $12.0 million.

For the three-month period ended September 30, 2003, continuing operations provided cash of $2.2 million before working capital changes. Working capital consumed $2.8 million of cash, requiring the net $0.6 million of operating cash flow shortfall to be financed by the Company's operating bank line.

The Company purchased capital assets totaling $0.2 million in the three months ended September 30, 2003, which comprised mainly computer equipment and related software.

In the same period in the prior year, the Company consumed $2.0 million of cash from operating activities, consisting of $3.4 million consumed in operations offset partially by $1.4 million provided through working capital. The Company purchased capital assets totaling $0.9 million in the three months ended September 30, 2002, that included leasehold improvements of $0.4 million associated with consolidating operations into one facility and a $0.5 million enterprise agreement with Microsoft, which enables the Company to upgrade existing software to the latest version of the Microsoft XP-family of products. The Microsoft agreement includes future releases of new software versions over a three-year period, and standardizing the Company's development environment on the latest Microsoft development platform.

As of September 30, 2003, the Company's principal sources of liquidity consist of the bank credit facility of $14.0 million, accounts receivable of $8.3 million and ongoing future operating cash flows. The Company will continue to seek other sources of financing to further strengthen its working capital position. Management believes the results of the above will provide sufficient operating cash flows to meet the Company's short-term cash requirements over the next twelve months.

The Company's cash requirements in the short-term relate to the ongoing funding of its operations and the servicing of its debt.

CEDARA SOFTWARE CORP.

Consolidated Balance Sheets
(In thousands of Canadian dollars)

-----------------------------------------------------------------------------------------------------------------
                                                                         September 30, 2003     June 30, 2003
-----------------------------------------------------------------------------------------------------------------
                                                                             (Unaudited)

Assets

Current assets:
     Accounts receivable                                                     $   8,293          $    5,551
     Inventory                                                                     479                 472
     Prepaid expenses and other assets                                             566                 876
-----------------------------------------------------------------------------------------------------------------
                                                                                 9,338               6,899

Capital assets                                                                   2,438               2,568
Long-term investment                                                               472                 472
Goodwill                                                                         9,053               9,053
Intangible assets                                                                  520                 542
Deferred development costs                                                         223                 335
-----------------------------------------------------------------------------------------------------------------
                                                                             $  22,044          $   19,869
-----------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity (Deficiency)

Current liabilities:
     Bank indebtedness (note 2)                                              $  10,722          $    9,493
     Accounts payable and accrued liabilities                                    5,175               6,278
     Deferred revenue                                                            1,312                 532
     Current liabilities of discontinued operations (note 3)                     2,043               2,460
-----------------------------------------------------------------------------------------------------------------
                                                                                19,252              18,763

Convertible subordinated debentures                                              2,869               2,851
Non-current portion of provision for loss on sublease                               90                 108

Shareholders' equity (deficiency):
     Capital stock                                                             106,328             106,328
     Warrants                                                                    3,260               3,260
     Deficit                                                                  (109,755)           (111,441)
-----------------------------------------------------------------------------------------------------------------
                                                                                  (167)             (1,853)
Commitments (notes 6 and 7)
-----------------------------------------------------------------------------------------------------------------
                                                                             $  22,044          $   19,869
-----------------------------------------------------------------------------------------------------------------

See accompanying notes to unaudited consolidated financial statements.


CEDARA SOFTWARE corp.

Unaudited Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)


------------------------------------------------------------------------------------------------------------------------------------
                                                                                    Three months ended September 30
                                                                                    -------------------------------
                                                                                         2003             2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     (Unaudited)

Revenue                                                                          $     10,103      $     6,333

Direct costs                                                                            2,364            2,883
------------------------------------------------------------------------------------------------------------------------------------

Gross margin                                                                            7,739            3,450

Expenses:
     Research and development                                                           2,310            2,318
     Sales and marketing                                                                1,015            1,032
     General and administration                                                         1,554            2,146
     Severance costs                                                                       21              577
     Other charges                                                                        435               89
     Amortization of intangible assets                                                     56              428
     Depreciation and amortization                                                        449              620
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        5,840            7,210
------------------------------------------------------------------------------------------------------------------------------------

Income (loss) before interest expense                                                   1,899           (3,760)

------------------------------------------------------------------------------------------------------------------------------------
Interest expense, net                                                                     266              274
------------------------------------------------------------------------------------------------------------------------------------

Income (loss) from continuing operations                                                1,633           (4,034)

Income from discontinued operations (note 3)                                               53                -
------------------------------------------------------------------------------------------------------------------------------------

Net income (loss)                                                                 $     1,686      $    (4,034)
------------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) per share from continuing operations (note 7):
     Basic                                                                        $      0.07      $     (0.17)
     Diluted                                                                      $      0.06      $     (0.17)

Earnings (loss) per share (note 7):
     Basic                                                                        $      0.07      $     (0.17)
     Diluted                                                                      $      0.06      $     (0.17)

------------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to unaudited consolidated financial statements

CEDARA SOFTWARE CORP.


Unaudited Consolidated Statements of Shareholders' Equity
(In thousands of Canadian dollars)


-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Total
                                                                                                                  shareholders'
                                                                                                                     equity
                                           Common shares                   Warrants                Deficit        (deficiency)
                                       ---------------------       ----------------------      --------------   ---------------

                                       Number       Amount         Number          Amount
                                  ---------------------------------------------------------------------------------------------
Balance, June 30, 2002             24,157,621    $ 106,328         605,636       $    3,260   $    (98,129)       $   11,459
Net loss for the period                    -            -               -                -          (4,034)           (4,034)
-------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 2002        24,157,621    $ 106,328         605,636       $    3,260   $   (102,163)       $    7,425
-------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 2003             24,157,621    $ 106,328         605,636       $    3,260   $   (111,441)       $   (1,853)
Net income for the period                -              -             -              -               1,686             1,686
-------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 2003        24,157,621    $ 106,328         605,636       $    3,260   $   (109,755)       $     (167)
-------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to unaudited consolidated financial statements


CEDARA SOFTWARE CORP.


Unaudited Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)


-------------------------------------------------------------------------------------------------------------------------
                                                                                    Three months ended September 30
                                                                                    -------------------------------
                                                                                         2003             2002
-------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operating activities:
     Net income (loss) from continuing operations                                  $    1,633       $   (4,034)
     Items not involving cash:
         Depreciation and amortization                                                    505            1,048
         Accretion of interest on convertible subordinated debentures                      18               16
         Loss on disposal of capital assets                                                23                -
         Other                                                                             27             (475)
-------------------------------------------------------------------------------------------------------------------------
                                                                                        2,206           (3,445)
-------------------------------------------------------------------------------------------------------------------------

     Change in non-cash operating working capital:
         Accounts receivable                                                           (2,769)             311
         Inventory                                                                         (7)            (265)
         Prepaid expenses and other assets                                                310              106
         Accounts payable and accrued liabilities                                      (1,121)           1,650
         Deferred revenue                                                                 780             (398)
-------------------------------------------------------------------------------------------------------------------------
                                                                                       (2,807)           1,404
-------------------------------------------------------------------------------------------------------------------------
                                                                                         (601)          (2,041)
Investing activities:
     Decrease in restricted cash                                                            -               63
     Additions to intangible assets                                                       (34)             (33)
     Additions to capital assets                                                         (231)            (928)
     Proceeds on disposal of capital assets                                                 1                -
-------------------------------------------------------------------------------------------------------------------------
                                                                                         (264)            (898)

Financing activities:
     Increase in bank indebtedness (note 8)                                             1,229            3,278
-------------------------------------------------------------------------------------------------------------------------
                                                                                        1,229            3,278

-------------------------------------------------------------------------------------------------------------------------

Change in cash and cash equivalents from continuing operations                            364              339

Change in cash and cash equivalents from discontinued operations (note 3)                (364)            (339)

Cash and cash equivalents, beginning of period                                              -                -
-------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                                           $        -       $        -
-------------------------------------------------------------------------------------------------------------------------

Supplemental cash flow information
Cash paid for:
    Interest                                                                       $      203       $      219
    Taxes                                                                          $        -       $        9
-------------------------------------------------------------------------------------------------------------------------

See accompanying notes to unaudited consolidated financial statements

1.     Significant accounting policies:


       The disclosures contained in these unaudited interim consolidated financial statements do not include all disclosures required under generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended June 30, 2003.

       The unaudited interim consolidated financial statements are based upon accounting policies consistent with those used and described in the annual consolidated financial statements, except as herein noted.

       In the opinion of management these unaudited interim consolidated financial statements include all adjustments, including normal recurring adjustments, necessary to present fairly the financial position of the Company as at September 30, 2003 and the results of its operations and its cash flows for the three months ended September 30, 2003 and 2002. Results for the three months ended September 30, 2003 are not necessarily indicative of the results to be expected for the entire year.

2.     Bank indebtedness:

       The Company has an operating line of credit of $14,000 bearing interest at prime plus 1/2%. The operating line is secured by a general security agreement granting a first security interest in all of the Company's present and after-acquired property to National Bank of Canada ("NBC"). Analogic Corporation ("Analogic") has guaranteed the operating line by way of a letter of credit issued to NBC. The letter of credit automatically renews each year unless the issuing bank is notified by Analogic at least 60 days prior to the December 20 expiry date of its intention to not extend the term of the letter of credit. Should NBC draw on the letter of credit issued by Analogic, NBC's security position will transfer to Analogic. The letter of credit currently expires on December 20, 2004. Subsequent to September 30, 2003, NBC renewed the current operating line of $14.0 million to October 31, 2004. If, prior to December 20, 2004, the Company finds that it has significant excess borrowing capacity available under its operating line, it is anticipated that the parties will reduce the available bank line to $12,000.

3.     Discontinued operations:

       The following summarizes the balance sheet, statement of operations and statement of cash flows information for the Company's discontinued operations:


--------------------------------------------------------------------------------------------------------------------------
       Balance Sheet                                                 September 30, 2003               June 30, 2003
--------------------------------------------------------------------------------------------------------------------------

       Current liabilities                                             $      2,043                    $     2,460
--------------------------------------------------------------------------------------------------------------------------
       Net liabilities of discontinued operations                      $      2,043                    $     2,460
--------------------------------------------------------------------------------------------------------------------------


       The liabilities of discontinued operations included the Company's obligation to pay in cash US$1,500 over 18 months commencing April 2002 and ending in September 2003, and for the Company to provide US$1,500 in value of software licenses and/or services to Carl Zeiss Inc. ("Zeiss") during the period December 10, 2001 to December 1, 2004. At September 30, 2003, the Company had fully paid out the liability of US$1,500 payable in cash. Included in current liabilities at September 30, 2003, is the remaining non-cash obligation to Zeiss of $1,955. The June 30, 2003 current liabilities included both cash and non-cash obligations to Zeiss totaling $2,358.

--------------------------------------------------------------------------------------------------------------------------
                                                                                    Three months ended September 30
                                                                                 -----------------------------------------
       Statement of Operations                                                     2003                        2002
--------------------------------------------------------------------------------------------------------------------------

       Revenue                                                                $      -                    $      -
       Income (loss) from operations                                                 -                           -
       Gain on disposition of discontinued operations                               53                           -
--------------------------------------------------------------------------------------------------------------------------
       Income from discontinued operations                                    $     53                    $      -
--------------------------------------------------------------------------------------------------------------------------

       Earnings (loss) per share from discontinued operations:
         Basic                                                                $      -                    $      -
         Diluted                                                              $      -                    $      -

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                                                                                   Three months ended September 30
                                                                                 -----------------------------------------
       Statement of Cash Flows                                                     2003                       2002
--------------------------------------------------------------------------------------------------------------------------

       Operating activities                                                   $   (364)                   $   (339)
       Financing activities                                                          -                           -
       Investing activities                                                          -                           -
--------------------------------------------------------------------------------------------------------------------------
       Cash used in discontinued operations                                   $   (364)                   $   (339)
--------------------------------------------------------------------------------------------------------------------------

4.     Segmented information and major customers:

       The Company develops and markets diagnostic imaging, image management, and software products for integration with medical solutions offered by world leaders in the healthcare sector. The Company's products include 2D and 3D medical imaging software applications, components, platforms, and custom engineering solutions. The Company serves one industry segment, medical imaging and related information solutions.

       All of the Company's revenues are exports as follows:


--------------------------------------------------------------------------------------------------------------------------
                                                                                   Three months ended September 30
                                                                                 -----------------------------------------
                                                                                   2003                     2002
--------------------------------------------------------------------------------------------------------------------------

       Asia                                                                   $   2,574                  $   2,960
       United States                                                              2,768                      2,310
       Europe                                                                     4,761                      1,063
--------------------------------------------------------------------------------------------------------------------------
                                                                              $  10,103                  $   6,333
--------------------------------------------------------------------------------------------------------------------------

       The following are product and service revenues of the Company:

--------------------------------------------------------------------------------------------------------------------------
                                                                                   Three months ended September 30
                                                                                ------------------------------------------
                                                                                 2003                         2002
--------------------------------------------------------------------------------------------------------------------------

       Software licenses                                                    $    6,171                  $    1,697
       Engineering services                                                      3,042                       3,710
       Services and other                                                          890                         926
--------------------------------------------------------------------------------------------------------------------------
                                                                            $   10,103                  $    6,333
--------------------------------------------------------------------------------------------------------------------------

       All of the assets of continuing operations are located in North America. Revenues to customers that individually generate more than 10% of revenue are as follows:


--------------------------------------------------------------------------------------------------------------------------
                                                                                Three months ended September 30
                                                                                2003                         2002
--------------------------------------------------------------------------------------------------------------------------
       Customer A                                                               43%                          16%
       Customer B                                                               16%                          25%
       Customer C                                                               11%                          11%

--------------------------------------------------------------------------------------------------------------------------

5.     Stock-based compensation:

       The Company has a stock option plan, as disclosed in the consolidated financial statements for the year ended June 30, 2003. Options are granted at an exercise price equal to the quoted market value of the shares on the date of grant. The fair values of stock options are determined using a Black-Scholes options pricing model. The Company has elected not to recognize compensation cost when stock options are granted to employees and directors under its stock option plan.

       The Company is required to provide pro-forma disclosure of the net income (loss) and earnings (loss) per share, as if the fair value-based method, as opposed to the intrinsic value based method of accounting for employee stock options, had been applied. The disclosures in the following table show the Company's net income (loss) and earnings
       (loss) per share on a pro-forma basis using the fair value method, on a straight-line basis, as determined by using a Black-Scholes option pricing model.


       -----------------------------------------------------------------------------------------------------------------
                                                                                   Three months ended September 30
                                                                                ----------------------------------------
                                                                                      2003                 2002
       -----------------------------------------------------------------------------------------------------------------

       Net income (loss) - as reported                                            $   1,686             $  (4,034)
       Estimated stock-based compensation costs
           for the period                                                               (95)                  (43)
       -----------------------------------------------------------------------------------------------------------------
       Net income (loss) - pro-forma                                              $   1,591             $  (4,077)
       -----------------------------------------------------------------------------------------------------------------

       Pro-forma earnings (loss) per share:
           Basic                                                                  $    0.07              $  (0.17)
           Diluted                                                                $    0.06              $  (0.17)
       -----------------------------------------------------------------------------------------------------------------


       The weighted average grant date fair value of options granted was calculated as follows using a Black-Scholes option pricing model with the following assumptions:


       -----------------------------------------------------------------------------------------------------------------
                                                                                   Three months ended September 30
                                                                              ------------------------------------------
                                                                                      2003                 2002
       -----------------------------------------------------------------------------------------------------------------

       Number of options issued                                                         -                1,470,806
       Weighted average grant date fair value of each option                            -              $     0.674
       Assumptions:
           Risk free interest rates                                                    4.00%                  4.50%
           Average expected life in years                                                 5                      5
           Expected dividend yield                                                      -                      -
           Volatility                                                                    85%                    75%
       -----------------------------------------------------------------------------------------------------------------


6.     Warrants:

       Effective October 1, 2000, the Company acquired from Zeiss its 20% minority interest in Surgical Navigation Specialists Inc. through the issuance of $3,000 of warrants exercisable into 363,636 common shares of the Company. The Company has provided price protection on the value of the warrants up to US$5.50 per share commencing August 1, 2003 to October 31, 2005 to a maximum value of US$2,000 though either the issuance of shares (subject to regulatory approval) or the payment of cash at the Company's option.

       The price protection on the warrants is applicable in two tranches as follows: on the first 181,818 warrants from August 1, 2003 to October 31, 2005, on the next 181,818 warrants from August 1, 2004 to October 31, 2005.

7.     Earnings per share:

       The weighted average number of common shares outstanding is as follows:


       -----------------------------------------------------------------------------------------------------------------
                                                                                    Three months ended September 30
                                                                                 ---------------------------------------
                                                                                      2003                 2002
       -----------------------------------------------------------------------------------------------------------------
       Weighted average number of common shares outstanding,
       for basic earnings per share                                                24,157,621             24,157,621

       Incremental shares from assumed conversion of employee stock options           332,940                  -

       Incremental shares from assumed conversion of share purchase warrants        1,936,694                  -
       ----------------------------------------------------------------------------------------------------------------
       Weighted average number of common shares outstanding, for diluted
       earnings per share                                                          26,427,255             24,157,621
       -----------------------------------------------------------------------------------------------------------------

       For the purposes of calculating the weighted average number of shares outstanding, the Company has assumed that the price protection obligation on outstanding warrants is satisfied through the issuance of shares.

       As a result of a net loss from continuing operations for the three month period ended September 30, 2002, 139,979 incremental shares from assumed conversion of employee stock options and 2,304,563 incremental shares from assumed conversion of share purchase warrants have not been included in the calculation of diluted loss per share, because to do so would have been anti-dilutive.

8.     Cash flow:

       The Company has presented bank indebtedness as a financing activity on the unaudited Consolidated Statement of Cash Flows for the three months ended September 30, 2003. The prior period amounts have been conformed to this presentation.

9.     Comparative figures:

       Certain prior period figures have been reclassified to conform to the current period's presentation.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    November 26, 2003


                                                   CEDARA SOFTWARE CORP.


                                                   By: /s/ Fraser Sinclair
                                                       -----------------------
                                                   Fraser Sinclair
                                                   Chief Financial Officer